FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2005

ALMADEN MINERALS LTD.

(Translation of registrant's name into English)

750 West Pender Street, Suite 1103, Vancouver, B.C. Canada  V6C 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Almaden Minerals Ltd.

(Registrant)

By:/s/ Duane Poliquin

(Signature)

Duane Poliquin, President

Date:  February 1, 2005

Almaden Minerals Ltd.

1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE  January 20, 2005

Trading Symbol: AMM -TSX

www.almadenminerals.com

El Pulpo Project Interest Sold

Almaden and its wholly owned subsidiary Minera Gavilan S.A de C.V. ("Almaden") have reached an agreement, subject to regulatory approval, with Ross River Minerals Inc. (Ross River) to sell to Ross River a 100% of Almaden's right, title and interest, excepting a 2% net smelter royalty (NSR), in the El Pulpo concessions and the underlying agreements, collectively known as the El Pulpo project. The El Pulpo copper-gold property was identified and acquired by Almaden in 2002 and optioned to Ross River in April, 2003 under terms whereby Ross River could earn a 60% interest in the property by spending US$3.0 Million and issuing 425,000 shares of Ross River to Almaden. Since that time Ross River has issued 225,000 shares to Almaden. Ross River has informed Almaden that to date it has made expenditures of close to US$2.0 Million which included 1,561.2 meters of diamond drilling. Upon completion of this transaction the option agreement of April 2003 between Almaden and Ross River with respect to the project will terminate.

In consideration for Almaden's interest in the property, Ross River will issue to Almaden 2.2 million shares of Ross River. Ross River is required to also issue an additional 1.0 million shares when exploration and development expenditures on the property meet or exceed US $10.0 million and an additional 1.0 million shares on the delivery of a positive feasibility study recommending production on any part of the property. Almaden will retain a 2% NSR regarding any minerals from it's formerly 100% owned concessions. After a feasibility study is completed on a mineral deposit, one half of this 2% NSR (a 1% NSR) can be purchased by Ross River from Almaden for fair market value as determined by an internationally recognised engineering firm acceptable to both parties.

Almaden currently has 12 active joint ventures, including 8 in which other companies are carrying all costs in order to earn an interest in the projects. Almaden will continue with its successful business model of identifying exciting new projects through early stage grass roots exploration and managing risk by forming joint ventures in which the company's venture associates explore and develop our projects in return for the right to earn an interest in them.

ON BEHALF OF THE BOARD OF DIRECTORS

"Morgan J. Poliquin"

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

Almaden Minerals Ltd.

1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE  January 20, 2005

Trading Symbol: AMM -TSX

www.almadenminerals.com

New Gold Project Acquired in Mexico

Almaden Minerals Ltd. (Almaden) is pleased to announce that it has acquired a new gold project in Mexico. The 100% owned Campanario property, located in Oaxaca State, was identified and acquired entirely by staking during a reconnaissance program carried out by Almaden in 2004. The claim staked by Almaden covers a roughly 10,000 hectare area, free of any other mineral title.

To date only a very preliminary exploration program has been carried on the Campanario property. The property covers several ridges where outcrop and subcrop of a breccia body has been identified. The breccia consists of fragments of various rocks types but dominated by fine-grained quartz-feldspar porphyry clasts that are variably sized and shaped. The fragments are silicified, adularised, clay altered and quartz-veined. The matrix of the breccia consists of quartz and pyrite and the breccia itself is extensively crosscut by a stockwork of pyrite-bearing quartz veining. The breccia body has been traced in outcrop to be at least 150 by 150 meters in size however, float of breccia material suggests that the body or bodies of breccia may encompass a much larger area. The work program has consisted of the collection of 18 rock-chip samples of subcrop and float that have ranged from 7 to 3,590 ppb (parts per billion; 1000 parts per billion is equivalent to 1 parts per million or 1 gram per tonne) gold and averaged 409 ppb gold. A preliminary four line soil sampling program was carried on 100 meter spaced lines with samples taken every 25 meters. The samples have returned gold values from 10 to 525 ppb gold, averaging 65 ppb gold. A greater than 100 ppb gold anomaly that remains open and appears to be expanding in size was identified in the southern most two lines of soil samples.

Almaden has initiated a further program of rock and soil sampling and geologic mapping and an induced polarization (IP) geophysical survey in order to better define the breccia zone and the soil anomaly. Work will commence in February 2005.

Samples were collected under the supervision of Morgan Poliquin, P.Eng., a director of the company, and Greg Thomson, P.Geo., the qualified person on the project, under the meaning of National Instrument 43-101. Sampled were analysed at ALS Chemex Labs of North Vancouver, B.C., using conventional fire assay, and inductively coupled plasma atomic emission spectroscopy (ICP).

Almaden currently has 12 active joint ventures, including 8 in which other companies are carrying all costs in order to earn an interest in the projects. Almaden will continue with its successful business model of identifying exciting new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop our projects in return for the right to earn an interest in them.

ON BEHALF OF THE BOARD OF DIRECTORS

"Morgan J. Poliquin"

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

NEWS RELEASE  January 21, 2005

Trading Symbol: AMM -TSX

www.almadenminerals.com

High-Grade Gold Discovery in Southern British Columbia

Almaden Minerals Ltd. (Almaden) is pleased to announce the discovery of a new high grade epithermal gold vein showing on its SAM claim group in southern British Columbia.  This property is readily accessible by road, 25 kilometres northeast from the village of Lytton on the Trans-Canada Highway. The SAM prospect is 100% owned by Almaden and was acquired entirely by staking. Initial staking of 43 claim-units (1,075 hectares) was undertaken in late 2003 to cover strongly anomalous gold stream geochemistry and mineral occurrences located during earlier follow-up of a Government regional gold-in-silt anomaly. The property was substantially expanded to 140 claim-units (3,500 hectares) during November 2004, and more recently (January 2005) a closely adjacent SAMS (Sam South) block comprising 300 BCGS grid cells (~6,190 hectares) has been acquired via the new BC Mineral Titles Online system. These claims were acquired to cover additional areas of anomalous gold in stream sediment samples that have yet to be followed-up.

Limited fieldwork in 2003 outlined a 250-metre long discovery zone consisting of quartz float and a wide but low grade in-situ quartz breccia vein partly exposed by an old roadcut.  Grab samples of the quartz float from this area yielded gold values ranging from 1,300 ppb (1.3 g/t) to 2,160 ppb (2.16 g/t), and three discontinuous chip/grab samples across the "Discovery Vein" showing returned a weighted average gold analysis of 467 ppb (0.47 g/t) over 6.0 metres (Ref. press release of January 7, 2004).  During 2004 this showing was hand trenched, cleaned, mapped and continuous chip sampled over the estimated true width of 4.2 metres.  The six samples collected across the vein/altered wallrock structure generated a weighted average gold value of 380 ppb (0.38 g/t).

A new high grade zone, called the JJ Showing, was revealed in the autumn of 2004 by hand trenching on a quartz rubble occurrence noted during a property-wide roadcut soil sampling program. This showing is situated nearly three kilometres to the southwest of the 2003 discovery zone, and it occurs on an apparent subparallel east-northeast structural trend. The hand excavation exposed two closely spaced moderately dipping veins, the Jodi vein and the Jan vein which is located south of the Jodi vein. The veins are separated by roughly 0.5 metres of strongly altered wallrock and the zone has an estimated combined 2.0 metre true width. Nine large sized channel samples were collected on a staggered pattern across the zone. The samples have returned (initial) gold geochemical analyses ranging from 14,930 to 55,746 ppb (14.93 to 55.75 g/t) gold from vein material and 1,245 to 8,853 ppb (1.25 to 8.85 g/t) gold from altered wallrock. These values have been confirmed by (later) metallics fire assays on reject portions of the same samples which yielded 12.79 g/t gold to 53.38 g/t gold from the vein material and 4.49 g/t gold to 9.15 g/t gold from altered wallrock.

A sample across 0.30 metres of the altered material south and above the Jan vein assayed 9.15 g/t gold. The weighted average gold assay from three samples at 1.0 metre spacing across the Jan Vein is 19.28 g/t across a 0.67metre estimated true width. One sample was taken across the clay altered material between the two veins and this assayed 5.97 g/t gold over 0.55 metres. The weighted average for the Jodi Vein is 42.64 g/t gold across a 0.62m estimated true width. One sample was taken of the altered footwall material below and north of the Jodi vein and this assayed 4.49 g/t gold across 0.30 metres. These samples clearly demonstrate this quartz vein system discovery is well mineralized across significant widths where exposed. A detailed mineralogic, geochemical and fluid inclusion study of the vein material is planned to better understand the nature of this high-grade mineralization.

All of the samples taken on the SAM property to date have been prepared and analyzed or assayed by Acme Analytical Laboratories in Vancouver, BC. The field programs have been designed and conducted by or under the supervision of Edward Balon, P. Geo., an employee of Almaden and the qualified person for this project under the meaning of National Instrument 43-101.

Almaden considers these initial high-grade results to be extremely encouraging. A 2005 field program is currently being planned.

ON BEHALF OF THE BOARD OF DIRECTORS

"Morgan J. Poliquin"

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

NEWS RELEASE  January 24, 2005

Trading Symbol: AMM -TSX

www.almadenminerals.com

Drilling Encounters High-Grade Gold and Silver at the Bufa Project, Mexico

Almaden Minerals Ltd. (Almaden) is pleased to announce that it has received results from joint-venture partner Grid Capital Corp.'s (Grid) drilling program on Almaden's Bufa project which is located in Chihuahua State, Mexico. The Bufa project is optioned to Grid which can earn a 60% interest by spending US$2 Million on the property and issuing 500,000 shares of Grid to Almaden. The property surrounds the town and mining camp of Guadalupe y Calvo in Chihuahua State, Mexico. Gold was discovered at Guadalupe y Calvo in 1835 and subsequent production was sufficiently large that a mint was built in 1844. Buchanan (1981) estimated historic production at 2 Million ounces of gold and 28 Million ounces of silver at average grades of 37 g/t gold and 870 g/t silver. The small historic central portion of the Guadalupe camp is held by an unrelated third party, Mexgold Resources Inc.

A major vein structure, has been traced from the Guadalupe camp over a 1.4 kilometer distance onto the Bufa property. In 2004 (See Grid news releases of April 27, June 17 and June 20, 2004) Grid has reported that the vein system consists of a series of NW-SE striking, banded and brecciated, low sulphidation epithermal quartz veins that vary in strike length from 200 to 700 meters with an aggregate length for all veins mapped of 3.9 kilometers. Over 1.6 kilometers of this vein strike length, widths vary from 1 to 7.8 meters in true thickness. To date 47 chip samples have been collected from 33 locations on surface along this section of the vein system. At 30 of these locations, sample results ranged from 0.1 to 13.95 g/t gold over widths of 0.3 to 5.8 meters. Grid has reported that it has recently acquired historic reports that indicate there was limited historic mining of high-grade gold and silver on the Bufa claims.

The drill program was carried out by Grid in  December, 2004. The program consisted of 666.15 metres in 5 holes, the longest of which was 241.9 metres (hole GUD04-01A). The holes were drilled in three locations along a roughly 137 metre strike length of the vein system. The first hole drilled (GUD04-01) encountered shallow historic workings and was stopped at 58.75 metres depth, however the last sample before the opening was encountered returned 1.55 g/t Au and 91.1 g/t Ag over 0.4 metres. Hole GUD04-01A was drilled at the same location and underneath this first hole. Holes GUD01-02 (120.5 meters deep), GUD01-03 (115 metres deep) and GUD01-04 (130 metres deep) were drilled 43, 92 and 137 meters respectively northwest along strike from the collar of holes GUD01-01 and 01A. The most important intersections from these holes are tabulated below:

Hole Number	From	To	Width	Gold (g/t)	Silver (g/t)	Pb (ppm)	Zn (ppm)
GUD04-01	58.35	58.75	0.40	1.55	91.1	5650	9300
GUD04-01A	63.0	63.46	0.46	3.23	195	473	522
GUD04-01A	76.49	78.15	1.66	1.56	69.8	13440	17361
Including	76.49	77.23	0.74	2.29	63.4	18300	24400
GUD04-02	70.96	73.20	2.24	0.41	21	4017	3427
Including	72.51	73.2	0.69	0.714	41.6	10900	8820
GUD04-02	84.80	86.70	1.90	0.25	20.7	3411	4488
Including	86.16	86.70	0.52	0.40	40.5	11200	15100
GUD04-03	64.38	66.00	1.62	9.00	447	744	554
Including	64.38	65.20	0.82	17.15	787	1295	858
GUD04-03	68.91	70.52	1.61	8.70	503	842	1109
GUD04-03	84.00	86.20	2.2	1.35	55.6	9544	10276
GUD04-03	95.40	96.90	1.50	5.96	52.4	11072	19104
Including	96.18	96.90	0.72	9.48	87.1	19200	32400
GUD04-04	73.18	73.70	0.52	2.87	363	179	271
GUD04-04	107.71	108.57	0.86	2.50	109	234	244
GUD04-04	121.63	122.45	0.82	1.765	80.8	365	793

Significant Intersections Bufa 2004 Drill Program

Almaden believes these results to be extremely significant as they only represent four pierce points along roughly 10% of the 1.4 kilometre strike length of the Bufa vein system controlled by Almaden and Grid,. The intersections represent brecciated quartz vein systems, of which there are clearly several parallel veins as indicated by hole GUD04-03 which intersected four zones of veining and brecciation all of which returned significant gold and silver values. Grid has informed Almaden that at this time there is not enough geologic information to accurately determine the true widths for the intersections. Almaden is waiting to hear Grid's plans to further test this exciting new discovery.

The drilling was carried out under the direction of Juan Caelles, Ph.D., P. Geo., a qualified person within the meaning of National Instrument 43-101. Samples were sent to ALS Chemex Labs in North Vancouver for analyses using conventional fire assay, and inductively coupled plasma atomic emission spectroscopy (ICP).

Almaden currently has twelve active joint venture projects including eight in which a partner is earning an interest in an Almaden property through spending, and a regional exploration joint venture with BHP Billiton World Exploration Inc. (BHPB) to explore for copper-gold deposits in Mexico.

ON BEHALF OF THE BOARD OF DIRECTORS

"Morgan J. Poliquin"

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

NEWS RELEASE  January 27, 2005

Trading Symbol: AMM -TSX

www.almadenminerals.com

Update of Mexican Exploration Activities

San Carlos Cu-Au-Ag Project, Mexico

The San Carlos Project is located in northeast Mexico and has been optioned to Hawkeye Gold and Diamond Inc. (Hawkeye) on terms whereby Hawkeye can earn a total of 60% of the San Carlos project by issuing a total of 800,000 shares to Almaden and incurring exploration expenditures of US$4 Million over seven years. Hawkeye is committed to spending US$350,000 in the first year.

Hawkeye has informed Almaden that it has carried out a work program designed to evaluate the potential for Carbonate Replacement Deposit (CRD) style and copper-gold skarn mineralization around the 9 km periphery of a Tertiary intrusion emplaced into a thick section of Cretaceous carbonates during November through mid December 2004.

CRD's account for a significant portion of mineral wealth within the Republic of Mexico including deposits whose production and reserves reportedly total in excess of 400 Mt of silver-lead-zinc ore with appreciable copper and gold credits.  The deposits are clustered along the Mexican fold and thrust belt within a 1600 by 450 km wide corridor extending through the east and central portions of the country.  The two closest major mining districts to the San Carlos property are the Conception del Oro and the Charcas Districts situated roughly 350 km west and southwest respectively.  These districts have reported production exceeding 75 Mt.  The average production grade at Conception del Oro is reported to be 12.8% zinc, 5.8% lead and 275 g/t silver in 40 plus Mt.

The San Carlos project area occupies a localized region of relatively rugged topography; however outcrop exposure is relatively sparse due to extensive jungle and talus cover.  Hawkeye informed Almaden that the first phase exploration program consisted of approximately 31 km of line cutting over four square kilometers around the eastern and northern parts of the property.  Detailed mapping, prospecting and soil geochemical surveys were almost completely restricted to the grid due to the extensive peripheral cover. A twenty-one kilometer ground geophysical Induced Polarization (IP) survey was also completed. An excerpt of Hawkeye's news release of January 25, 2005 follows:

Three styles of mineralization were encountered during the Phase I program and they comprise Cu-W-Au skarn, Ag-Au quartz veining and quartz healed fracture filling, Ag-Au-Zn sulphide veining and Ag-Au-Pb-Zn-Cu siderite/jasperoid veining.  The order in which the styles of mineralization are listed is somewhat reflective of their proximity to the main intrusive body; skarns forming proximally and siderite/jasperoid veins distally to the intrusion.

Highlights for rock samples collected are listed in Tables 1 to 4.

Table 1   Cu-W-Au Skarn

Description	Sample	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)	Au (g/t)
Garnet-magnetite skarn 50 cm chip	N114545	9.9	2000	9	114	2.22
Limonitic jasperoid talus	M452089	0.6	1585	<2	36	0.20

Cu-W-Au skarn mineralization was documented in both the eastern and northern parts of the grid.  At the eastern locale, it occurs as tan weathering, finely banded, limonitic brown garnet-magnetite skarn.  A 0.5 m chip sample taken across the recessive skarn exposure yielded 2.22 g/t Au, 9.9 g/t Ag, 0.20% Cu and 60 ppm W.  Abundant banded, hematitic, manganiferous jasperoid containing moderate amounts of limonite and minor magnetite was discovered in the northern part of the property emanating from a drainage near the intrusive/carbonate contact.  A series of samples collected yielded elevated values for copper (to 0.18%), tungsten (to 0.10%) and gold (to 0.20 g/t).

Table 2   Au-Ag Quartz Veins

Description	Sample	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)	Au (g/t)
3 to 5 cm thick quartz vein	N114544	19.9	452	34	45	4.27
Thinly laminated, limonitic quartz healed fracture 8cm	N112392	180	2210	52	7320	8.33

Silica flooding occurs at several locales within the main monzonite stock in association with fracture zones developed in the vicinity of the Cu-Au skarn roof pendants.  A sample of this material collected from the San Narciso mine site yielded 2.9 g/t Ag, 0.26% Cu and 0.10 g/t Au.

In the eastern portion of the property, gold and silver values of 8.33 g/t and 180 g/t respectively, were obtained from finely laminated manganiferous limonite containing moderate amounts of dark grey quartz lenses and white quartz fragments.  This material is believed to be associated with silica healed fracture zones within the carbonates.  Similarly, a 3 cm wide piece of white quartz vein talus containing minor dark brown oxide pits and trace amounts of disseminated pyrite yielded 4.27 g/t Au and 19.9 g/t Ag.  Both samples were collected from the central portion of a gold anomaly identified by previous operators in the vicinity of a soil sample site which reportedly yielded 1.93 g/t Au.

Table 3   Au-Ag-Zn Sulphide Vein / Silicification Zones

Description	Sample	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)	Au (g/t)
Smithsonite/siderite 20 cm	N114534	7	2410	4720	37.50%	0.05
Silicified limestone 10 cm	N114543	13.5	645	5130	1.29%	0.61
Massive pyrite veinlet 1cm	M011874	41.2	150	14	1.28%	1.46
Silicification Zone 1.2 m	N111999	4.7	249	9340	1.44%	3.44

A series of old workings also discovered within the eastern portion of the grid consists of three square pits excavated along a 330o fracture zone which is associated with highly silicified grey porous limestone.  Insitu smithsonite samples collected from a 20 cm wide vein in one of the pits returned 37.5% Zn with anomalous accessory lead, silver and copper.  A 1.2 m chip sample taken across a silicified hanging wall exposure from one of the pits yielded 3.44 g/t Au, 4.7 g/t Ag and 1.44% Zn.  The zone is exposed intermittently for roughly 25 m before it is obscured by jungle and talus.

A 1 cm massive pyrite veinlet cutting massive limestone at a similar orientation was documented 400 m north of the workings.  Chips of this material collected returned 1.46 g/t Au, 41.2 g/t Ag and 1.28% Zn.

Table 4   Au-Ag-Pb-Zn Siderite / Jasperoid Veins

Description	Sample	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)	Au (g/t)
Manganiferous jasperoid and siderite/limonite 10 cm	N112393	37.2	6220	1.52%	1.78%	1.19
Siderite/limonite 20 cm	N112396	2.5	2970	1.52%	5.63%	1.84
Hematitic jasperoid 15 cm	N112397	3.1	576	846	7360	3.73

Siderite/jasperoid veins and vein talus were documented within the eastern portion of the property up to 1.5 km from the main monzonite stock.  They are steeply dipping, consist of strongly manganiferous red-brown siderite and jasperoid with moderate concentrations of limonite and trace galena.  They are generally between 20 cm and 30 cm wide.  Samples collected from four sites returned up to 3.73 g/t Au, 37.2 g/t Ag, 1.52% Pb and 5.63% Zn.

The Cu-W-Au mineralization is constrained mostly to the northern portion of the property while the mineralization described in tables 2 to 4 was collected from a 1.5 by 1.5 km area in the eastern part of the claim block.

Soil geochemical sampling was conducted within a four square km area around the north and eastern periphery of the San Jose monzonite intrusion.  The elements gold, silver, copper, lead, zinc, manganese and arsenic were the primary considerations for defining areas of geochemical interest.  Table 5 lists these elements and anomalous thresholds.

Table 5   Geochemical Thresholds

Element	Weak	Moderate	Strong	Max Value
Au (ppb)	50 to 100	100 to 200	200 to 400	2570
Ag (ppm)	0.5 to 1.0	1.0 to 2.0	2.0 to 4.0	23.6
Cu (ppm)	100 to 200	200 to 400	400 to 800	991
Pb (ppm)	50 to 100	100 to 200	200 to 400	386
Zn (ppm)	100 to 200	200 to 400	400 to 800	943
Mn (ppm)	1000 to 2000	2000 to 4000	4000 to 8000	10,001
As (ppm)	10 to 20	20 to 50	50 to 100	87

The most widely anomalous element of significance for CRD style mineralization is zinc, with values greater than 100 ppm forming an intermittent linear north trending band 3 km long and 1.3 km wide.  Clusters of moderately anomalous response outline northwest trends up to 1 km long and 100 m wide.  One of these anomalies is believed to coincide with the southeastern extension of the smithsonite silicification zone.  Manganese and arsenic response are also largely coincident with zinc while silver and lead values are weakly elevated but do form small clusters that are coincident within the outer periphery of the grid.

Gold geochemical response is strongest in the east central portion of the grid, in an area sampled by previous operators.  The anomaly is situated approximately 200 m east of the main monzonite intrusion.  Gold values greater than 150 ppb reportedly outlined a continuous northerly trend some 900 m long by up to 450 m wide with peak values up to 2.09 g/t.  A 500 m by 400 m section of the grid was resampled in 2004 to test the reproducibility of these numbers.  Within the test block, sampling outlined a linear north trending anomaly roughly 400 m by 300 m in size with peak values up to 2.57 g/t Au and strong supporting values over 500 ppb Au.  Silver response is also elevated and strongly coincident in this part of the grid with peak values of 23.6 g/t.  The highest gold-silver bearing rock sample (8.33 g/t Au and 180 g/t Ag) was collected approximately 200 m south along strike of the anomaly.

A total of 21 km of Induced Polarization survey was completed using a pole-dipole technique in a six to eight level array at 50 m slope chained intervals.  The data is currently undergoing inversion modeling and interpretation which should be completed by the end of January.  The IP crew has been mobilized back to the property to complete the survey over the existing grid and prepare infill lines in the vicinity of anomalies identified during the initial phase of ground geophysics.

HAWKEYE is very encouraged with the results received to date from its San Carlos project.  Historical exploration and production of the copper-gold skarn mineralization within the San Jose monzonite was successful primarily due to preservation of the surface exposures.  Conversely, the CRD and peripheral copper-gold skarn mineralization, currently being explored by HAWKEYE, is most likely limited to non-outcropping.  Mineralization discovered to date is considered to represent alteration commonly observed in the distal and upper portions of CRD systems.  The lead-zinc-silver metal signature is also typical and further enhanced by strong gold support.

Samples described above were collected under the supervision of Mr. Bill Wengzynowski P.ENG., and analyzed at ALS Chemex Labs of North Vancouver.  Mr. Wengzynowski is also the Company's project Geological Engineer and qualified person (QP) in accordance with Canadian Securities Association (CSA) National Instrument (NI) 43-101.

Almaden's management view these results as very encouraging and representative of a large magmatic hydrothermal system with potential to host several mineral deposit types including replacement Ag-Pb-Zn massive sulphides deposits and Cu-Au skarn deposits.

Galeana Au-Ag Project, Mexico

Almaden has been informed by its joint venture partner Grid Capital Corp (Grid) that Grid has completed a diamond drill program on the Galeana gold-silver property in Chihuahua State, Mexico. Under terms of the joint venture with Almaden, Grid can earn a 60% interest in the Galeana property by spending US$2,000,000 and issuing 400,000 shares to Almaden.

Grid has informed Almaden that the drill program tested one of the vein systems identified on the property, the Miguel Ahumada zone. The Galeana property hosts three major classic epithermal banded quartz-adularia vein systems, the San Miguel-Ahumada-Estrella de Oro, the Faldo Norte and the San Geronimo. All have had limited historic production prior to the Mexican revolution when all mining activity ceased. Mapping, sampling and alteration mineralogic and petrographic analyses of the veins in the Galeana area has resulted in the interpretation that the exposed veins represent a high level within the original hydrothermal system. This interpretation coupled with the identification of high gold grades in fragments found in breccia bodies identified as part of the Miguel Ahumada vein system, suggest that the potential to identify high grade gold and silver ore shoots in the veins may increase with depth. An excerpt from Grid's December 26th news release follows:

The drill program, consisting of 3 diamond drill holes totaling 560 meters, tested the San Miguel Ahumada zone, one of three major vein structures on the property. All three holes intersected zones of brecciation with local zones of silicification and minor quartz veining. The highest value was intersected in hole GAD04-05, where a 0.73 meter core interval from 129.12 meters to 129.85 meters assayed 5.01 g/t gold.

Almaden is waiting for a detailed geological report from Grid which would better enable an assessment of the results.

Grid informed Almaden that it's drill program on the Galeana property was carried under the direction of Mr. Juan Caelles, Ph.D., P. Geo., a qualified person within the meaning of National Instrument 43-101 and that samples were sent to ALS Chemex Labs in North Vancouver for analysis.

ON BEHALF OF THE BOARD OF DIRECTORS

"Morgan J. Poliquin"

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.